Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

04 FEB 18 AM 7:21

04012858

4th February 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Hongkong Land Holdings Limited

I enclose for your information a copy of a notification dated 4th February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

encl.

dlw 2/18

S:\Win\Hongkong Land\Ltr-Memo\02.doc

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Notice of Results
Released	09:08 4 Feb 2004
Number	9892U

HONGKONG LAND HOLDINGS LIMITED
2003 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2003 of the above Company will be considered is Tuesday, 24th February 2004.

Neil M McNamara, Jardine Matheson Limited,
For and on behalf of Hongkong Land Holdings Limited

4th February 2004

www.hkland.com

END

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